SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of March, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.                  Description


Exhibit No. 1                Holding(s) in Company released on 01 March 2005

Exhibit No. 2                Director Shareholding released on 03 March 2005

Exhibit No. 3                Director Shareholding released on 03 March 2005

Exhibit No. 4                Director Shareholding released on 03 March 2005

Exhibit No. 5                Director Shareholding released on 03 March 2005

Exhibit No. 6                Director Shareholding released on 03 March 2005

Exhibit No. 7                Holding(s) in Company released on 08 March 2005

Exhibit No. 1

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     PRUDENTIAL PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW LETTER

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

      25 FEBRUARY 2005

11)  Date company informed

      01 MARCH 2005

12)  Total holding following this notification

      25,692,171

13)  Total percentage holding of issued class following this notification

     4.11%

14)  Any additional information



15)  Name of contact and telephone number for queries

      CLARE DUFFILL
      020 7706 1111


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification ..1 MARCH 2005.....


Letter to Rank Group plc
Dated 28 February 2005

Companies Act 1985 (as amended):
Disclosure of Interests in Shares


In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the below schedule.


For the purposes of S210 of the Act, the address for those companies identified in the below schedule is Laurence Pountney Hill London EC4R OHH.


Letter from M&G Investments



             Notifiable Position Report for RANK GROUP ORD GBP0.10
                             as at 25 February 2005


Percentage holdings are calculated using an issued share capital of 624,055,505 ORD GBP0.10 shares


                Registered Holder                    Holding     %

Prudential plc                                    25,692,171   4.11   Total
                                                                      Notifiable
                                                                      Interest
                MAGIM HSBC GIS NOM (UK) SALI         149,915
                PRUCLT HSBC GIS NOM (UK) PAC AC   22,127,705
                PRUCLT HSBC GIS NOM (UK) PPL AC    2,690,770
                PRUCLT HSBC GIS NOM (UK) SAL AC       16,469
                PRUCLT HSBC GIS NOM (UK) EQBF AC      77,427
                PRUCLT HSBC GIS NOM (UK) MNBF AC     131,685
                PRUCLT HSBC GIS NOM (UK) PENE AC     498,200

The Prudential
 Assurance
 Company Limited                                  24,984,859    4.00

                MAGIM HSBC GIS NOM (UK) SALI         149,915
                PRUCLT HSBC GIS NOM (UK) PAC AC   22,127,705
                PRUCLT HSBC GIS NOM (UK) PPL AC    2,690,770
                PRUCLT HSBC GIS NOM (UK) SAL AC       16,469



Exhibit No. 2

                                     SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF DIRECTOR

     PETER JARVIS


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     ACQUISITION OF SHARES


7)   Number of shares/amount of
     stock acquired

     554


8)   Percentage of issued Class

     NOT SIGNIFICANT


9)   Number of shares/amount
     of stock disposed




10)  Percentage of issued Class




11)  Class of security

     ORDINARY SHARES


12)  Price per share

     273.75P


13)  Date of transaction

     3 MARCH 2005


14)  Date company informed

     3 MARCH 2005


15)  Total holding following this notification

     27,663 SHARES OF 10P EACH


16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant



18)  Period during which or date on which exercisable



19)  Total amount paid (if any) for grant of the option



20)  Description of shares or debentures involved: class, number.



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23)  Any additional information



24)  Name of contact and telephone number for queries

     CHARLES CORMICK
     020 7706 1111


25) Name and signature of authorised company official responsible for making this notification


     Date of Notification      3 MARCH 2005

Exhibit No. 3

                                     SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF DIRECTOR

     JOHN SUNDERLAND

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

      DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

      ACQUISITION OF SHARES

7)   Number of shares/amount of
     stock acquired

      608

8)   Percentage of issued Class

      NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed

       -

10)  Percentage of issued Class

       -

11)  Class of security

      ORDINARY SHARES

12)  Price per share

      273.75P

13)  Date of transaction

      3 MARCH 2005

14)  Date company informed

      3 MAR 2005

15)  Total holding following this notification

      3,250 SHARES OF 10P EACH

16)  Total percentage holding of issued class following this notification

      NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

        N/A

18)  Period during which or date on which exercisable

        N/A

19)  Total amount paid (if any) for grant of the option

        N/A

20)  Description of shares or debentures involved: class, number.

        N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

       N/A

22) Total number of shares or debentures over which options held following this notification

       N/A

23)  Any additional information

       N/A

24)  Name of contact and telephone number for queries

     CHARLES CORMICK  020 7706 1111

25) Name and signature of authorised company official responsible for making this notification

     Date of Notification     3 MARCH 2005

Exhibit No. 4

                                    SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF DIRECTOR

     OLIVER STOCKEN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

      DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

      ACQUISITION OF SHARES

7)   Number of shares/amount of
     stock acquired

      508

8)   Percentage of issued Class

      NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed

       -

10)  Percentage of issued Class

       -

11)  Class of security

      ORDINARY SHARES

12)  Price per share

      273.75P

13)  Date of transaction

      3 MARCH 2005

14)  Date company informed

      3 MAR 2005

15)  Total holding following this notification

      43,188 SHARES OF
      10P EACH

16)  Total percentage holding of issued class following this notification

      NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

        N/A

18)  Period during which or date on which exercisable

        N/A

19)  Total amount paid (if any) for grant of the option

        N/A

20)  Description of shares or debentures involved: class, number.

        N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

       N/A

22) Total number of shares or debentures over which options held following this notification

       N/A

23)  Any additional information

       N/A

24)  Name of contact and telephone number for queries

     CHARLES CORMICK  020 7706 1111

25) Name and signature of authorised company official responsible for making this notification

     Date of Notification     3 MARCH 2005

Exhibit No. 5

                                        SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF DIRECTOR

     BRENDAN O'NEILL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

      DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

      ACQUISITION OF SHARES

7)   Number of shares/amount of
     stock acquired

      629

8)   Percentage of issued Class

      NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed

       -

10)  Percentage of issued Class

       -

11)  Class of security

      ORDINARY SHARES

12)  Price per share

      273.75P

13)  Date of transaction

      3 MARCH 2005

14)  Date company informed

      3 MAR 2005

15)  Total holding following this notification

      1,022 SHARES OF 10P EACH

16)  Total percentage holding of issued class following this notification

      NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

        N/A

18)  Period during which or date on which exercisable

        N/A

19)  Total amount paid (if any) for grant of the option

        N/A

20)  Description of shares or debentures involved: class, number.

        N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

       N/A

22) Total number of shares or debentures over which options held following this notification

       N/A

23)  Any additional information

       N/A

24)  Name of contact and telephone number for queries

     CHARLES CORMICK  020 7706 1111

25) Name and signature of authorised company official responsible for making this notification

     Date of Notification     3 MARCH 2005

Exhibit No. 6

                                         SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF DIRECTOR

     RICHARD GREENHALGH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

      DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

      ACQUISITION OF SHARES

7)   Number of shares/amount of
     stock acquired

      650

8)   Percentage of issued Class

      NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed

       -

10)  Percentage of issued Class

       -

11)  Class of security

      ORDINARY SHARES

12)  Price per share

      273.75P

13)  Date of transaction

      3 MARCH 2005

14)  Date company informed

      3 MAR 2005

15)  Total holding following this notification

      1,447 SHARES OF 10P EACH

16)  Total percentage holding of issued class following this notification

      NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

        N/A

18)  Period during which or date on which exercisable

        N/A

19)  Total amount paid (if any) for grant of the option

        N/A

20)  Description of shares or debentures involved: class, number.

        N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

       N/A

22) Total number of shares or debentures over which options held following this notification

       N/A

23)  Any additional information

       N/A

24)  Name of contact and telephone number for queries

     CHARLES CORMICK  020 7706 1111

25) Name and signature of authorised company official responsible for making this notification

     Date of Notification     3 MARCH 2005

Exhibit No. 7

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     JANUS CAPITAL MANAGEMENT LLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE ATTACHED LETTER

5)   Number of shares/amount of stock acquired.


6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

      25 JUNE 2004

11)  Date company informed

      08 MARCH 2005

12)  Total holding following this notification

      4,070,436

13)  Total percentage holding of issued class following this notification

     0.69%

14)  Any additional information


15)  Name of contact and telephone number for queries

      CLARE DUFFILL
      020 7706 1111


16) Name and signature of authorised company official responsible for making this notification

     CLARE DUFFILL

     Date of Notification ..8 MARCH 2005.....


Letter to Rank Group plc
Dated June 25, 2005

Re: Outstanding Share Ownership

Dear Sir or Madam:

This letter is filed on behalf of Janus Capital Management LLC ("Janus") pursuant to the Disclosure of Interests in Shares (Amendment) Regulations 1993 (SI 1993 No. 1919) for the purpose of reporting a decrease in beneficial ownership in Rank Group plc (the "Company"). Janus is an investment adviser registered under the U.S. Investment Advisers Act of 1940 that provides investment advice to various mutual funds and other accounts ("Janus Clients"). The shares of the Company are held by Janus on behalf of various Janus Clients only for investment purposes and not to exercise control over the Company.

Pursuant to the regulations, the following information is provided with respect to Janus and its share ownership of the Company:

Address:            151 Detroit Street
                    Denver, Colorado 80206

Type of Entity:     Limited Liability Company

State and Country
of Organization:    Delaware, USA

Nature of Interest: Janus holds all shares attributed to it solely in its capacity as investment adviser to Janus Clients. Janus has no economic interest (e.g., the right to dividends or proceeds from sale) in the Company's shares. Janus generally has the right to vote shares of portfolio companies held on behalf of Janus Clients.

Market:             Janus sold shares of the Company on the London Stock
                    Exchange.

Percentage
Ownership:          As of the close of business (New York time) on Wednesday
                    June 23, 2004, Janus had voting and/or dispositive power with respect to an aggregate of 4,070,436 Ordinary Shares of the Company on behalf of various Janus Clients. Our records indicate that Janus' current position is 0.69% of the outstanding Ordinary Shares of the Company. The above percentages were calculated based on our understanding that the Company has 591,833,000 Ordinary Shares outstanding.

Marc Stewart
Senior Compliance Analyst



LETTER FROM JANUS CAPITAL MANAGEMENT LLC

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.




                                                THE RANK GROUP PLC


Date:  14 March 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary